One Financial Center Boston, MA 02111 617 542 6000 mintz.com

    March 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Spero Therapeutics, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Spero Therapeutics, Inc. (the “Company”), we herewith transmit for filing the Company’s Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Registration Statement”). Before requesting acceleration of effectiveness of the Registration Statement, the Company will amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed by the Company on the date hereof, to include therein the information required by Part III of Form 10-K.

Please contact the undersigned at (617) 348-1735 if you have any questions regarding the foregoing.

Sincerely,

/s/ Matthew J. Gardella
Matthew J. Gardella

cc: Tamara Joseph, Chief Legal Officer, Spero Therapeutics, Inc.

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.